Filed by Portugal Telecom, SGPS, S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Portugal Telecom, SGPS, S.A.

Commission File No.: 001-13758

Oi S.A.

Commission File No.: 001-15256

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed merger of shares (incorporação de ações) between Oi S.A. (“Oi”), on the one hand, and Telemar Participações S.A. (“CorpCo”), on the other hand, and/or (2) an alternative structure under analysis to the proposed merger (fusão por incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into CorpCo (these transactions, together with any other transactions related thereto, the “Business Combination”).

In connection with the Business Combination, CorpCo or one of its affiliates plans to file, and Portugal Telecom may also file, with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed transactions, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or CorpCo.

Forward-looking statements:  This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

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Explanatory note:  As previously reported, on July 15, 2014, Portugal Telecom and Oi S.A. (“Oi”) entered into a new memorandum of understanding (the “Second MOU”) with respect to certain short-term investments (the “Rioforte Investments”) issued by Rio Forte Investments S.A. (“Rioforte”), held by PT Portugal, SGPS, S.A. and Portugal Telecom International Finance B.V. (the “Oi Subsidiaries”), and certain aspects of the Business Combination. The Second MOU provided that its terms would be implemented through definitive agreements to be agreed among the parties (the “Definitive Agreements”).

On September 8, 2014, Portugal Telecom and the other parties thereto executed the Definitive Agreements, including the Exchange Agreement, and Other Covenants (the “Exchange Agreement”) and the Call Option Agreement, and Other Covenants (the “Call Option Agreement”), based on the terms of the Exchange Agreement and Call Option Agreement agreed by the parties thereto (with execution subject to certain corporate approvals) on July 28, 2014.

In addition, having come to the conclusion that the last step of the Business Combination, the merger of Portugal Telecom into Telemar Participações S.A. (“TmarPart” or “CorpCo”) (the “Portugal Telecom Merger”), could no longer be implemented as initially announced, the parties thereto also executed additional Definitive Agreements to amend certain of the agreements with respect to the Business Combination signed on February 19, 2014 (the “Business Combination Agreements”) and entered into another agreement with respect to certain actions aimed at achieving the objective of the integration of the shareholder bases of Portugal Telecom and CorpCo through an alternative structure under analysis.

On September 17, 2014, Portugal Telecom filed a fifth amendment (the “Schedule 13D Amendment”) to its previously filed Statement on Schedule 13D (the “Initial Statement”) with the Securities and Exchange Commission (“SEC”) that updated information regarding the Business Combination previously reported in the Initial Statement as a result of the execution of the Definitive Agreements.

Exhibit 1 hereto sets forth excerpts from Items 2, 4 and 6 of the Schedule 13D Amendment concerning these updates. Exhibits 2 to 11 hereto set forth a copy of the Definitive Agreements described in Items 4 and 6 of the Schedule 13D Amendment.

TABLE OF CONTENTS

1.                                      Excerpts from Items 2, 4 and 6 of the Schedule 13D Amendment filed by Portugal Telecom, SGPS, S.A. and certain of its affiliates on September 17, 2014.

2.                                      Exchange Agreement, and Other Covenants (Contrato de Permuta e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi, S.A. and Telemar Participações S.A. (English translation).

3.                                      Call Option Agreement, and Other Covenants (Contrato de Opção de Compra de Ações e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi, S.A. and Telemar Participações S.A. (English translation).

4.                                      Third Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (3º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation).

5.                                      First Amendment to the Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. executed on February 19, 2014 (1º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A. firmado em 19 de Fevereiro de 2014), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation).

6.                                      Third Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (3º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

7.                                      First Amendment to the Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. executed on February 19, 2014 (1º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A. firmado em 19 de Fevereiro de 2014), dated September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

8.                                      Second Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (2º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated September 8, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation).

9.                                      Second Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (2º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated September 8, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation).

10.                               First Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as “Corpco”) executed on February 19, 2014 (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “Corpco”) firmado em 19 de Fevereiro de 2014), dated September 8, 2014, to be entered into among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation).

11.                               Terms of Commitment (Termo de Compromisso), dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation).